

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Sean McClain
Chief Executive Officer
AbSci Corp
101 E. 6th Street, Suite 350
Vancouver, WA 98660

>   **Re: AbSci Corp**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 8, 2021**
>   **File No. 333-257553**

Dear Mr. McClain:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 8, 2021

Letter from Sean McClain, founder & CEO, page 120

1.   Please revise to provide sources and/or citations for the following statements or recharacterize them as your beliefs:
   - "We've seen the protein-based drug landscape grow exponentially."
   - "Biopharmaceutical pipelines are full of up-and-coming biologics, and the industry has nearly *boundless ideas for new proteins* that have yet to enter clinical development."
   - "Mammalian cells are costly to maintain, slow and intractable to engineer, and although they have proven capable of making human antibodies, they are not readily adaptable to making new types of proteins."
   - "By marrying cutting-edge artificial intelligence with synthetic biology, we are

stepping beyond the constraints of nature's evolutionary trajectory, opening up a new sequence space for potential proteins, and even adding new letters to the amino acid alphabet to *realize new possibilities* for drug discovery."

Computational Antibody & Target Discovery, page 154

2.   We note your statement that "[t]his is a potentially powerful approach to enable rapid response to emerging infectious diseases through efficient identification of antibodies that could be useful for diagnostic and/or therapeutic interventions." Please provide supplemental support for this statement or recharacterize it as management's beliefs.

     Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Maggie Wong